FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

Complementary information to TELMEX's Third Quarter 2008 Report requested by Official Communication No. 151/13202/2008 dated as of November 27, 2008 issued by the Comisión Nacional Bancaria y de Valores (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Teléfonos de México, S.A.B. de C.V. (TELMEX or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELMEX's Third Quarter Report, at September 30, 2008, TELMEX had debt in US dollars for 7.042 billion and given that our cash flow generation is mainly in Mexican pesos, the Company had previously hedged 6.371 billion dollars to pesos.

These transactions have been carried out based on the Company's policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company's Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, maintaining a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries, also, in certain transactions the counterpart is able to act as valuation agent under the applicable documentation, when it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for their knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company's Chief Financial Officer.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company's cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the first three quarters of 2008, we have recognized an accrued net position of P.$1,244.7 million for the exchange rate hedges and an accrued net position of P.$1,458.7 million for interest rate hedges in the income statement.

In the third quarter, we did not have any maturity or early termination of derivative instruments. During the quarter, we had two margin calls for a maximum amount of $56.5 million dollars, which were covered in a timely manner and, as of September 30 of this year, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

TABLE 1
Derivative Instruments Summary
Figures in thousands as of September 30, 2008
Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges
				(principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	5,395,168	5,000,000	8.6550	8.1940	1,618,084	(1,386,142)	(1)
				EXCHANGE RATE	EXCHANGE RATE
				10.7919	10.2841

		USD	USD	EXCHANGE RATE	EXCHANGE RATE	MXN	MXN
Forwards	Hedging	976,000	1,976,800	10.7919	10.2841	121,384	(902,205)	(2)

Subtotal		6,371,168	6,976,800			1,739,469	(2,288,347)

		YEN	YEN	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	19,891,200	19,891,200	8.6550	8.1940	52,084	(102,988)	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1017	0.0971

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Coupon Swap	Hedging	350,000	350,000	8.6550	8.1940	68,587	(125,828)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				10.7919	10.2841

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	23,752,125	23,752,125	8.6550	8.1940	311,118	1,294,453	(5)
		USD	USD	LIBOR	LIBOR	MXN	MXN
Interest Rate Swap	Hedging	100,000	100,000	3.1200	2.7700	10,195	(17,807)	(6)

					TOTAL	2,181,452	(1,240,518)

(*) Of our hedge agreements, 56.9% of the total hedged amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$290 millon.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE-27 bp and with an average life of 5 years.

(2) These operations hedge the payment of principal and interests of debt in US dollars; of these forwards, USD$901 millon matured in November 2008.

(3) These swaps hedge debt position in yens, with the obligation of paying floating rate in Mexican pesos and mature in February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE-319 bp and with maturities up to 2010.

(5) These agreements hedge debt in Mexican pesos at a floating rate, fixing it at an average of 8.14% and with an average life of 7 years.

(6) These agreements hedge debt in US dollars at a floating rate, fixing it at an average of 4.47% and mature in August 2009.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. - COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO), DECEMBER 11, 2008.